REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors

Nevsun Resources Ltd.

Under date of February 27, 2004, we reported on the consolidated balance sheets of Nevsun Resources Ltd. (the “Company”) as at December 31, 2003 and 2002, and the consolidated statements of operations and cash flows for the years then ended, as contained in the Annual Report of the Company.  These consolidated financial statements and our report thereon are incorporated by reference in the Annual Report on Form 40-F for the year 2003.   In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental information entitled “Reconciliation with United States Generally Accepted Accounting Principles”.  This supplemental information is the responsibility of the Company's management.  Our responsibility is to express an opinion on this supplemental information based on our audits.

In our opinion, such supplemental information, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Chartered Accountants

Vancouver, Canada

February 27, 2004